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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated February 14, 2003


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                                       ---
                       (Translation of Registrant's Name)


                           Station House, Station Road
                                  Barnes Common
                            London, SW13 OHT, England
                  Tel: (44) 20-8342-2939 Fax: (44) 20-8392-1000
                  ---------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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

This Form 6-K is being filed to disclose that as of January 17, 2003, Clare Roberts, a member of the Registrant's Board of Directors, has replaced Nicholas Jackson as Chairman of the Board of the Registrant. Also on the same date, Nicholas Jackson has been appointed Chief Executive Officer of the Registrant, a role Mr. Jackson had been filling on an interim basis since the resignation of the Registrant's prior Chief Executive Officer, David Craven, on January 13, 2003. Mr. Jackson remains a member of the Registrant's Board of Directors.

Attached hereto as an exhibit to this Form 6-K is a press release issued by the Registrant dated February 4, 2003 relating to senior management of the Registrant. The press release is incorporated herein by reference.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    February 14, 2003


                                        WORLD GAMING PLC

                                        By: /s/ Clare Roberts
                                            --------------------
                                        Name:  Clare Roberts
                                        Title: Chairman

                                  EXHIBIT INDEX


Exhibit           Description of Exhibit
-------           ----------------------

1                 Press Release by Registrant, dated February 4, 2003.

                                                                       EXHIBIT 1

WORLD GAMING PLC CONFIRMS STABLE LEADERSHIP TO CONTINUE PROFITABLE GROWTH -CEO ANTICIPATES BANNER YEAR

LONDON, UK, FEBRUARY 4, 2003 - World Gaming PLC (OTC BB: WGMGY), a global provider of I-gaming software and services is pleased to announce the confirmation of the senior management team consisting of Nicholas Jackson as CEO, David Fleming as Chief Technology Officer, and Mark Thompson as the Operations Officer for the balance of 2003.

Nicholas Jackson has been a member of the Board of Directors for World Gaming PLC since 1999, and was appointed Chairman of the Board in July 2002. Mr. Jackson has spent his entire career managing companies and will leverage his experience to provide direction to the team.

"I am pleased to reassure shareholders that the nucleus of the management team that has been running the company since July of 2002 will continue to operate profitably as an honest open group without interference for the balance of 2003", commented Nicholas Jackson CEO. "Our management team of David Fleming in Vancouver and Mark Thompson in Antigua operate with the utmost integrity and I am confident that they will provide the cohesiveness to keep our momentum going, and do even better than last year."

Mr. Fleming, who has served with the company since September 2001, brings more than 12 years of experience to the company. As Chief Technology Officer for World Gaming, PLC, Mr. Fleming is responsible for defining the technical direction of World Gaming's global operations.

"We look forward to a productive 2003. The entire development team will move forward with much greater confidence and security as a result of a clear mandate from management," commented David Fleming, Chief Technology Officer.

Mr. Thompson has served as our Operations Director since December 1, 2002. Mr. Thompson has also served as our interim Chief Financial Officer in July 2002 and our Vice President of Finance since November 2001.

Most recently, prior to joining World Gaming Mr. Thompson held the position of Director of Finance at MGI Software Corporation, a leading global provider of visual media software and infrastructure solutions distributed in over 40 countries. Prior to joining MGI, Mr. Thompson was a Manager at KPMG Corporate Finance Inc. where he advised on acquisitions, divestitures and financing. Mr. Thompson is a Chartered Accountant. He received his bachelor of commerce degree from the University of Toronto.

"We will continue to focus on maintaining strict controls on spending and accountability throughout the organization", said Mark Thompson, Operations Director. "All members of senior management and staff have worked very hard over the past seven months to meet deadlines within budget constraints, and I feel that this team will work in productive harmony under the guidance of Mr. Jackson."

Mr. Jackson, CEO, further stated, "This is going to be a benchmark year for World Gaming and its' shareholders. We fully anticipate to move World Gaming into the forefront of the Industry, as it should be."

World Gaming Plc is a UK-based I-gaming software and e-business services company. The Company is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about World Gaming PLC, visit the company's Web site at www.worldgamingplc.co.uk.

Starnet Systems International Inc., a subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Inphinity Interactive Inc., a wholly owned subsidiary of the Company develops gaming software and web pages. The Company's Internet casino is operated by its subsidiary, World Gaming Europe Limited and is incorporated and operating out of the U.K. The address for this site is www.worldgaming.com.

Contact:          Investor Relations
                  World Gaming plc
                  Rob.Grace@WorldGaming.com

Statements contained in this news release that are forward-looking statements are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbour" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in World Gaming's forward-looking statements. Other applicable risks, cautionary statements and factors that could cause actual results to differ from World Gaming's forward-looking statements are included in World Gaming's filings with the Securities and Exchange Commission, specifically in the "risk factors" section of World Gaming's Annual Report on Form 20F filed on August 22, 2002 and its subsequent 6-K filings on October 17, 2002 and November 15, 2002. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

INVESTOR RELATIONS:   World Gaming Plc
                      604-685-7619
                      ir@worldgaming.com

Safe Harbour Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing, evaluation and deployment of products, fraud occasioned upon licensees of World Gaming, regulation of the online gaming industry, and other risks detailed from time to time in World Gaming's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.